Summit Midstream Partners, LP

1790 Hughes Landing Blvd, Suite 500

The Woodlands, Texas 77380

November 7, 2016

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549-4628

Attn:                    Mara L. Ransom, Assistant Director
Office of Consumer Products

Re:                             Summit Midstream Partners, LP
Registration Statement on Form S-3
Filed October 4, 2016
File No. 333-213950
Form 10-K for Fiscal Year Ended December 31, 2015
Filed February 29, 2016
Amendment No. 1 to Form 8-K filed May 13, 2016
Form 8-K filed August 5, 2016
File No. 001-35666

Ladies and Gentlemen:

Set forth below are the responses of Summit Midstream Partners, LP, a Delaware limited partnership (hereafter “we” or the “Partnership”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated October 26, 2016 with respect to the Company’s Registration Statement on Form S-3 filed with the Commission on October 4, 2016, File No. 333-213950 (the “Registration Statement”).

Concurrently with the submission of this letter, we have filed through EDGAR Amendment No. 1 to the Registration Statement (“Amendment No. 1”).

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to Amendment No. 1, unless otherwise indicated.

Securities and Exchange Commission

November 7, 2016

Registration Statement on Form S-3

General

1.                                      We will coordinate any request for acceleration of effectiveness for this registration statement with resolution of all comments regarding the Form 10-K review. Please confirm your understanding in this regard.

Response: We acknowledge the Staff’s comment and confirm that we will not seek to accelerate the effectiveness of the Registration Statement until the comments regarding the Staff’s review of the Partnership’s Form 10-K review are resolved.

Selling Unitholders, page 57

2.                                      We note that a selling unitholder in the resale offering is Summit Midstream Partners Holdings, LLC, which appears to be your parent that directly controls your general partner, Summit Midstream GP, LLC. Given the nature of the selling unitholder, it appears that this transaction may not be eligible to be made on a shelf basis under Rule 415(a)(1)(i) of the Securities Act of 1933, as amended, and instead represents a primary offering. Please revise to identify the selling unitholder as an underwriter and disclose that this is a primary offering. See Question 212.15 of our Securities Act Rules Compliance and Disclosure Interpretations.

Response: We acknowledge the Staff’s comment and have revised the disclosure on the cover page of the Registration Statement and on pages (ii) and 58 of Amendment No. 1 to identify that each selling unitholder — Summit Midstream Partners Holdings, LLC, SMLP Holdings, LLC and Goldman, Sachs & Co. — is deemed to be an underwriter and to disclose that the offering of common units by such selling unitholders is deemed to be a primary offering. Goldman, Sachs & Co. obtained its common units in connection with our public offering of common units in September 2016 and will be deemed to be an underwriter. The common units to be sold by Goldman, Sachs & Co. will not be eligible to be made under Rule 415(a)(i) and instead will represent a primary offering on behalf of the Partnership.

Exhibit 5.1

3.                                      Please have counsel amend its opinion to reflect that Summit Midstream Partners Holdings, LLC is not conducting a secondary offering of its common units.

Response: The opinion of Latham & Watkins LLP has been revised accordingly. Please see Exhibit 5.1 to Amendment No. 1.

Form 10-K for Fiscal Year Ending December 31, 2015

Item 7. Management’s Discussion and Analysis of Financial Condition.... page 57

4.                                      Throughout your discussion of consolidated results where changes in various line items were due to more than one factor, please revise future filings to separately quantify and disclose the impact of each material factor and the underlying causes of the changes. For

Securities and Exchange Commission

November 7, 2016

example on page 59 you indicate for the year ended December 31, 2015 revenues were impacted by the recognition of deferred revenue, an increase in gathering services and related fees for the Polar and Divide and Mountaineer Midstream systems and a decrease as a result of declines in natural gas, NGLs and condensate sales for Bison Midstream, Grand River and DFW Midstream without quantifying the impact of each factor or the reasons for the changes. In addition, your discussion of costs and expenses and related individual line items on pages 59 and 60 and your segment overview beginning on page 61 does not quantify the impact of each factor resulting in material changes to such costs and expenses. Refer to Item 303(a)(3) of Regulation S-K and SEC Release No. 34-48960. Please note that this comment also applies to quarterly reports on Form 10-Q.

Response: We acknowledge the Staff’s comment and confirm we have quantified the impact of each material factor and the underlying causes of the changes in our Quarterly Report on Form 10-Q filed on November 7, 2016 with respect to the quarter ended September 30, 2016 (the “Third Quarter 10-Q”). We will also make similar disclosure in our future filings, including in our Form 10-K for the year ending December 31, 2016 (the “2016 Form 10-K”).

Consolidated Overview of the Years Ended December 31, 2015, 2014 and 2013

Revenues, page 59

5.                                      We note your disclosure in the second paragraph in your discussion of gathering services and related fees regarding the aggregate average throughput rate for natural gas during the year ended December 31, 2015 as compared to the prior year. Please explain to us why you disclose the aggregate average throughput rate for natural gas decreased when the rate was $0.46/Mcf for each year. Please also explain to us why a larger proportion of gathering fee revenue from Mountaineer Midstream would cause a decrease in the throughput rate.

Response: Due to rounding, the per Mcf figures for the year ended December 31, 2015 and the year ended December 31, 2014 appear to be the same, though the aggregate average throughput rate for the year ended December 31, 2015 is lower than the aggregate average throughput rate for the year ended December 31, 2014 by a margin of $.006.  In future filings, we will clearly identify when rounding causes the figures to seem the same when they are slightly different in actuality.

Mountaineer Midstream’s average gathering rate is lower than the rate for our other operating segments.  As a result, when the Mountaineer Midstream segment contributes a greater proportionate share of our total revenues, the aggregate average throughput rate decreases.

Segment Overview of the Years Ended December 31, 2015, 2014 and 2013

Marcellus Shale, page 61

6.                                      We note segment adjusted EBITDA increased $7.3 million during 2015 and one of the contributing factors was a decline in general and administrative expenses primarily as a result

Securities and Exchange Commission

November 7, 2016

of your decision to discontinue allocating certain corporate general and administrative expenses to your reportable segments beginning in the first quarter of 2015. However, it appears that allocated corporate expenses were excluded from segment adjusted EBITDA for each fiscal year as presented on page 100. As such, we are unclear how your decision to discontinue allocating certain corporate expenses to reportable segments had an impact on this metric. We note similar disclosure in your discussion of results for each of your other segments. Please advise.

Response:  We note that only certain, but not all, general and administrative expenses are allocated to our reportable segments. As a result, some corporate level expenses are retained at the corporate entity and are included in the reconciliation of total segment adjusted EBITDA to net income for all of the years presented on page 100.

In the first quarter of 2015, management elected to change its methodology for allocating certain amounts of general and administrative expenses to our reportable segments. These expenses, which were primarily salary, wage, incentive compensation and benefits costs, represented approximately $1.7 million of the general and administrative costs reported in the Marcellus reportable segment in 2014.  The change in allocation methodology resulted in none of the aforementioned costs being allocated to the Marcellus reportable segment in 2015, thereby reducing the total general and administrative expense reported by the segment when comparing the results of 2015 and 2014.

We have expressed this point more clearly in our reconciliation of segment adjusted EBITDA included in the Third Quarter 10-Q. We will make similar disclosure in our future filings, including the 2016 Form 10-K.

Piceance Basin, page 65

7.                                      In your discussion on page 66, you disclose that volume throughput during 2015 was favorably impacted by new pad site connections and the March 2014 start-up of a cryogenic processing plant. However, the table of operating data reflects that average throughput declined during 2015 as compared to 2014. Please advise.

Response:  Production from gas wells will follow a natural decline curve.  As a result, the volume produced by existing wells will decline in subsequent periods as the underlying reserve is depleted.  Please refer to the risk factor on page 19 of the Form 10-K, in which we discuss this decline.  While volumes in 2015 were favorably impacted by the factors discussed, these factors were not sufficiently favorable to fully offset the production declines from existing wells.  In our future filings, including our 2016 Form 10-K, we will disclose the ongoing impact of natural production declines and their effect on operating data in our period-over-period comparisons.

8.                                      We note your disclosure on page 67 that one of the factors causing the decrease in adjusted EBITDA of the Piceance Basin segment for the year ended December 31, 2015 was an increase in anticipated minimum volume commitment (MVC) shortfall payments which were determined to no longer be recoverable by the customer. We also note your disclosure that segment adjusted EBITDA was not impacted by the 2015 deferred revenue release

Securities and Exchange Commission

November 7, 2016

because you exclude the impacts of adjustments related to MVC shortfall payments from your definition of segment adjusted EBITDA. Please explain to us how the adjustment to MVC shortfall payments was a factor affecting the decrease in segment adjusted EBITDA if adjustments related to MVC shortfall payments are excluded from the metric.

Response:  We acknowledge that the wording contained in the second sentence of the first paragraph of Page 67 in regards to adjustments to MVC accruals would have been more clear if it had read as follows:

Because we also include the impacts of adjustments to deferred revenue balances within our definition of segment adjusted EBITDA, the increase in segment adjusted EBITDA attributable to the deferred revenue release was offset by a commensurate decrease in segment adjusted EBITDA attributable to the related decline in deferred revenue balances.

As clarification, the bullet points included in our discussion of the change in segment adjusted EBITDA were not intended to be interpreted as contributors to the decrease but were intended to describe the primary changes — whether favorable or unfavorable — within the results.  The increase in anticipated MVC shortfall payments favorably impacted segment adjusted EBITDA when comparing its impact on 2014 and 2015 results.

With respect to the 2015 deferred revenue release, we note that any change in deferred revenue balances on the Partnership’s balance sheet is included as a component of the adjustments for MVC shortfall payments.  Increases in the balance are treated as favorable adjustments and decreases are treated as unfavorable adjustments.  The increase in revenues associated with the 2015 deferred revenue release, therefore, was offset by a commensurate unfavorable adjustment to segment adjusted EBITDA resulting from the decrease in the associated deferred revenue balance on the Partnership’s balance sheet.

We have incorporated the above wording in the Third Quarter 10-Q and will also clarify in our future filings, including the 2016 Form 10-K.

Commodity Price Risk, page 80

9.                                      We note your disclosure on page 2, and throughout your filing, that a substantial portion of your revenue is derived from fee-based contracts, mitigating your exposure to commodity risk. In future reports please include quantitative information regarding the percent of your revenues attributable to the different types of contracts underlying your natural gas midstream services. Please tell us what this disclosure will look like.

Response: We acknowledge the Staff’s comment, and we have included the disclosure below in the Third Quarter 10-Q.  We will also include in our future filings, including the 2016 Form 10-K, similar quantitative information regarding the percent of our revenues attributable to the different types of contracts underlying our natural gas midstream services.

Securities and Exchange Commission

November 7, 2016

“During the nine months ended September 30, 2016, we generated approximately 90% of our revenues from fee-based gathering services and the remainder largely comprised revenues generated from percent-of-proceeds arrangements and various hydrocarbon by-product sales.”

Notes to Consolidated Financial Statements 12. Unit-Based Compensation, page 115

10.                               Please disclose the total intrinsic value of phantom and restricted unit awards exercised and the total fair value of unit awards vested for each year. Please refer to ASC 718-10- 50-2d.2.

Response: We acknowledge the Staff’s comment, and we undertake disclosure of such information in future annual filings with the Commission, including the 2016 Form 10-K.

Executive Compensation

Long-Term Equity-Based Compensation Awards, page 138

11.                               We note your disclosure that an individual’s SMLP LTIP award is based on SMLP’s performance. In future reports, please disclose the specific items of corporate performance that are taken into account in setting the LTIP award levels. Please see Item 402(b)(2) of Regulation S-K.

Response: We acknowledge the Staff’s comment, and we undertake the disclosure of such information in future annual filings with the Commission, including the 2016 Form 10-K.

Amendment No. 1 to Form 8-K filed May 13, 2016

12.                               Please explain               to us why the filing did not include the audited financial statements of Ohio Condensate Company.

Response:  We presented the historical financial statements of the 2016 Drop Down Assets, including the historical results of Ohio Condensate Company, L.L.C. (“OCC”), an equity method investee, on a combined basis in Amendment No. 1 to Form 8-K, which was filed on May 13, 2016 (the “Form 8-K/A”).  In determining whether to include stand-alone audited financial statements for OCC in the Form 8-K/A, we considered the requirements of Rule 3-09 of Regulation S-X and the related guidance set forth in the SEC’s Financial Reporting Manual (FRM).

We evaluated OCC’s level of significance based on the investment and income test requirements included in Regulation S-X Rule 3-09 and concluded that OCC did not exceed 10% of either test in relation to the 2016 Drop Down Assets.  Based upon our assessment of significance and consideration of whether the omission of OCC’s financial statements would render the 2016 Drop Down Assets combined financial statements misleading or incomplete based upon paragraph 2005.5 of the SEC FRM, we concluded that the audited financial statements of OCC should not be filed as part of the Form 8-K/A because:

Securities and Exchange Commission

November 7, 2016

•                  The OCC historical operations were insignificant to the 2016 Drop Down Assets under the Regulation S-X significance tests noted above; and

•                  The footnote disclosure of the historical summarized financial information as required under Regulations S-X 4-08(g) was appropriately included in the combined financial statements of the 2016 Drop Down Assets as filed within Exhibit 99.1 to the Form 8-K/A.

Form 8-K filed August 5, 2016

13.                               We note that you omit a quantitative reconciliation with respect to your forward looking non-GAAP guidance, but you do not provide the disclosures required when the reconciliation is omitted. In your next earnings release, please follow the guidance in Question 102.10 of the updated Compliance and Disclosure Interpretations issued on May 17, 2016.

Response: We acknowledge the Staff’s comment and have complied with the Commission’s guidance issued on May 17, 2016 in the Partnership’s November 3, 2016   earnings release (the “November Earnings Release”). Specifically, we included the following disclosure in the last paragraph under the heading “Use of Non-GAAP Financial Measures”:

“We do not provide the GAAP financial measures of net income or loss or net cash provided by operating activities on a forward-looking basis because we are unable to predict, without unreasonable effort, certain components thereof including, but not limited to, (i) income or loss from equity method investees, (ii) deferred purchase price obligation income or expense and (iii) asset impairments. These items are inherently uncertain and depend on various factors, many of which are beyond our control. As such, any associated estimate and its impact on our GAAP performance and cash flow measures could vary materially based on a variety of acceptable management assumptions.”

14.                               We note you disclose EBITDA, adjusted EBITDA, distributable cash flow and adjusted distributable cash flow in the table of other financial data in the earnings release but did not include the comparable GAAP measures in the same table, which is inconsistent with Question 102.10 of the updated Compliance and Disclosure Interpretations issued on May 17, 2016. Please review this guidance when preparing your next earnings release.

Response: We acknowledge the Staff’s comment and have complied with the Commission’s guidance issued on May 17, 2016 in the November Earnings Release. Please see the table “Unaudited Other Financial and Operating Data” in the November Earnings Release, which includes the GAAP measures net income (loss) and net cash provided by operating activities in addition to the non-GAAP measures Adjusted EBITDA and distributable cash flow.

We hereby acknowledge the Staff’s closing comments to the Comment Letter and hereby undertake to comply with the Staff’s requests. Please direct any questions or comments regarding the foregoing to the undersigned at (214) 462-7705 or to our counsel at Latham & Watkins LLP, Brett E. Braden at (713) 546-7412.

Very truly yours,

SUMMIT MIDSTREAM PARTNERS, LP

By: Summit Midstream Partners GP, LLC,
its General Partner

		By:	/s/ Brock M. Degeyter
Brock M. Degeyter
Executive Vice President, General Counsel and Chief Compliance Officer

cc:	Brett E. Braden, Latham & Watkins LLP
John M. Greer, Latham & Watkins LLP